Exhibit 99

J. P. MORGAN CHASE & CO.
and
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 in accordance with generally accepted accounting principles.

Five-year summary of consolidated financial highlights

As of or for the year ended December 31,
(unaudited)

(in millions, except per share, ratio and headcount data)	2012	2011	2010	2009	2008(b)
Selected income statement data
Total net revenue	$97,031	$97,234	$102,694	$100,434	$67,252
Total noninterest expense	64,729	62,911	61,196	52,352	43,500
Pre-provision profit	32,302	34,323	41,498	48,082	23,752
Provision for credit losses	3,385	7,574	16,639	32,015	19,445
Provision for credit losses - accounting conformity(a)	—	—	—	—	1,534
Income before income tax expense/(benefit) and extraordinary gain	28,917	26,749	24,859	16,067	2,773
Income tax expense/(benefit)	7,633	7,773	7,489	4,415	(926)
Income before extraordinary gain	21,284	18,976	17,370	11,652	3,699
Extraordinary gain(b)	—	—	—	76	1,906
Net income	$21,284	$18,976	$17,370	$11,728	$5,605
Per common share data
Basic earnings
Income before extraordinary gain	$5.22	$4.50	$3.98	$2.25	$0.81
Net income	5.22	4.50	3.98	2.27	1.35
Diluted earnings(c)
Income before extraordinary gain	$5.20	$4.48	$3.96	$2.24	$0.81
Net income	5.20	4.48	3.96	2.26	1.35
Cash dividends declared per share	1.20	1.00	0.20	0.20	1.52
Book value per share	51.27	46.59	43.04	39.88	36.15
Tangible book value per share(d)	38.75	33.69	30.18	27.09	22.52
Common shares outstanding
Average: Basic	3,809.4	3,900.4	3,956.3	3,862.8	3,501.1
Diluted	3,822.2	3,920.3	3,976.9	3,879.7	3,521.8
Common shares at period-end	3,804.0	3,772.7	3,910.3	3,942.0	3,732.8
Share price(e)
High	$46.49	$48.36	$48.20	$47.47	$50.63
Low	30.83	27.85	35.16	14.96	19.69
Close	43.97	33.25	42.42	41.67	31.53
Market capitalization	167,260	125,442	165,875	164,261	117,695
Selected ratios
Return on common equity (“ROE”)(c)
Income before extraordinary gain	11%	11%	10%	6%	2%
Net income	11	11	10	6	4
Return on tangible common equity (“ROTCE”)(c)(d)
Income before extraordinary gain	15	15	15	10	4
Net income	15	15	15	10	6
Return on assets (“ROA”)
Income before extraordinary gain	0.94	0.86	0.85	0.58	0.21
Net income	0.94	0.86	0.85	0.58	0.31
Return on risk-weighted assets(f)
Income before extraordinary gain	1.65	1.58	1.50	0.95	0.32
Net income	1.65	1.58	1.50	0.95	0.49
Overhead ratio	67	65	60	52	65
Deposits-to-loans ratio	163	156	134	148	135
Tier 1 capital ratio(g)	12.6	12.3	12.1	11.1	10.9
Total capital ratio	15.3	15.4	15.5	14.8	14.8
Tier 1 leverage ratio	7.1	6.8	7.0	6.9	6.9
Tier 1 common capital ratio(h)	11.0	10.1	9.8	8.8	7.0
Selected balance sheet data (period-end)(g)
Trading assets	$450,028	$443,963	$489,892	$411,128	$509,983
Securities	371,152	364,793	316,336	360,390	205,943
Loans	733,796	723,720	692,927	633,458	744,898
Total assets	2,359,141	2,265,792	2,117,605	2,031,989	2,175,052
Deposits	1,193,593	1,127,806	930,369	938,367	1,009,277
Long-term debt	249,024	256,775	270,653	289,165	302,959
Common stockholders’ equity	195,011	175,773	168,306	157,213	134,945
Total stockholders’ equity	204,069	183,573	176,106	165,365	166,884
Headcount	258,965	260,157	239,831	222,316	224,961
Credit quality metrics
Allowance for credit losses	$22,604	$28,282	$32,983	$32,541	$23,823
Allowance for loan losses to total retained loans	3.02%	3.84%	4.71%	5.04%	3.18%
Allowance for loan losses to retained loans excluding purchased credit-impaired loans(i)	2.43	3.35	4.46	5.51	3.62
Nonperforming assets	$11,734	$11,315	$16,682	$19,948	$12,780
Net charge-offs	9,063	12,237	23,673	22,965	9,835
Net charge-off rate	1.26%	1.78%	3.39%	3.42%	1.73%

(a)	Results for 2008 included a conforming loan loss provision related to the acquisition of Washington Mutual Bank’s (“Washington Mutual”) banking operations.

(b)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual. The acquisition resulted in negative goodwill, and accordingly, the Firm recorded an extraordinary gain. A preliminary gain of $1.9 billion was recognized at December 31, 2008. The final total extraordinary gain that resulted from the Washington Mutual transaction was $2.0 billion.

(c)
The calculation of 2009 earnings per share (“EPS”) and net income applicable to common equity includes a one-time, noncash reduction of $1.1 billion, or $0.27 per share, resulting from repayment of U.S. Troubled Asset Relief Program (“TARP”) preferred capital in the second quarter of 2009. Excluding this reduction, the adjusted ROE and ROTCE were 7% and 11%, respectively, for 2009. The Firm views the adjusted ROE and ROTCE, both non-GAAP financial measures, as meaningful because they enable the comparability to prior periods.

(d)
Tangible book value per share and ROTCE are non-GAAP financial measures. Tangible book value per share represents the Firm’s tangible common equity divided by period-end common shares. ROTCE measures the Firm’s annualized earnings as a percentage of tangible common equity. For further discussion of these measures, see Explanation and Reconciliation of the Firm’s Use of Non-GAAP Financial Measures on pages 76–77 of this Annual Report.

(e)
Share prices shown for JPMorgan Chase’s common stock are from the New York Stock Exchange. JPMorgan Chase’s common stock is also listed and traded on the London Stock Exchange and the Tokyo Stock Exchange.

(f)	Return on Basel I risk-weighted assets is the annualized earnings of the Firm divided by its average risk-weighted assets.

(g)
Effective January 1, 2010, the Firm adopted accounting guidance that amended the accounting for the transfer of financial assets and the consolidation of variable interest entities (“VIEs”). Upon adoption of the guidance, the Firm consolidated its Firm-sponsored credit card securitization trusts, Firm-administered multi-seller conduits and certain other consumer loan securitization entities, primarily mortgage-related, adding $87.7 billion and $92.2 billion of assets and liabilities, respectively, and decreasing stockholders’ equity and the Tier 1 capital ratio by $4.5 billion and 34 basis points, respectively. The reduction to stockholders’ equity was driven by the establishment of an allowance for loan losses of $7.5 billion (pretax) primarily related to receivables held in credit card securitization trusts that were consolidated at the adoption date.

(h)
Basel I Tier 1 common capital ratio (“Tier 1 common ratio”) is Tier 1 common capital (“Tier 1 common”) divided by risk-weighted assets. The Firm uses Tier 1 common capital along with the other capital measures to assess and monitor its capital position. For further discussion of the Tier 1 common capital ratio, see Regulatory capital on pages 117–120 of this Annual Report.

(i)	Excludes the impact of residential real estate purchased credit-impaired (“PCI”) loans. For further discussion, see Allowance for credit losses on pages 159–162 of this Annual Report.
JPMorgan Chase & Co./2012 Annual Report